

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



March 4, 2003

Robert E. Cox
Vice President, Associate General Counsel
Assistant Secretary
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10577

Re: PepsiCo, Inc.
Incoming letter dated December 26, 2002

Dear Mr. Cox:

This is in response to your letter dated December 26, 2002 concerning the shareholder proposal submitted to PepsiCo by the Sisters of Charity of the Incarnate Word, the Mennonite Mutual Aid, the School Sisters of Notre Dame Cooperative Investment Fund, the Sisters of Mercy of the Americas, the Sisters of St. Dominic of Caldwell New Jersey, the Wisconsin Province of the Society of Jesus; and the Adorers of the Blood Christ. We also have received a letter on the proponents' behalf dated January 30, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242



PEPSICO


Tropicana
QUAKER

700 Anderson Hill Road Purchase, New York 10577 www.pepsico.com
Tel. (914) 253-3281 Fax (914) 253-2367

ROBERT E. COX
VICE PRESIDENT, ASSOCIATE GENERAL COUNSEL
ASSISTANT SECRETARY


RECEIVED
DEC 27 2002
PROCESSING
SECTION
207

VIA FEDERAL EXPRESS

December 26, 2002

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth St., N.W.
Washington, D.C. 20549

Re: PepsiCo, Inc. (File No. 1-1183) 2003 Annual Shareholders' Meeting Shareholder Proposals

Dear Madam or Sir:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), PepsiCo, Inc. (the "Company") hereby notifies the Securities and Exchange Commission (the "Commission") of its intention to omit from the Company's proxy materials (the "Proxy Materials") for its 2003 Annual Shareholders' Meeting (the "Annual Meeting") the proposal and supporting statement submitted by the Sisters of Charity of the Incarnate Word, the Mennonite Mutual Aid, the School Sisters of Notre Dame Cooperative Investment Fund, Sisters of Mercy of the Americas, Sisters of St. Dominic of Caldwell New Jersey, Wisconsin Province of the Society of Jesus, and the Adorers of the Blood of Christ (collectively, the "Proponents"), dated November 18, 2002, November 18, 2002, November 15, 2002, November 15, 2002, November 15, 2002, November 19, 2002, and November 19, 2002, respectively, recommending that the Board of Directors report on the health pandemic on the Company's operations in Sub-Saharan Africa and the Company's response thereto (the "Proposal") (attached as Attachment A). As required by Rule 14a-8(j), six copies of the Proposal and six copies of this letter are enclosed herewith.

By copy of this letter, the Company is also notifying the Proponents of the Company's intention to omit the Proposal from its 2003 Proxy Materials for the reasons stated below.

The Proposal may be excluded from the Company's 2003 Proxy Materials under Rule 14a-8(i)(5), which states that a proposal may be omitted from Proxy Materials if the proposal relates to operations which account for less than five percent of the company's total assets at the end of its most recent fiscal year, and for less than five percent of its net earnings and gross sales for its most recent fiscal year, and the proposal is not otherwise significantly related to the company's business.

The Company's operations in Sub-Saharan Africa are not economically significant as contemplated by Rule 14a-8(i)(5). As of the end of the Company's most recent fiscal year (2001), the Company's assets in Sub-Saharan Africa totaled $71.3 million. This amount equated to approximately one-third of one percent of the Company's total assets of $21.7 billion. Further, as of the end of the Company's 2001 fiscal year, the Company had no net income in Sub-Saharan Africa. Indeed, the Company realized a loss of almost $7.7 million. Gross sales in Sub-Saharan Africa for fiscal year 2001 were just over $135 million, which equaled approximately one-half of one percent of the Company's total sales of $26.9 billion. Based on these numbers, it is indisputable that the Proposal relates to Company operations that account for less than five percent of the Company's assets, net earnings and gross sales for its most recently completed fiscal year.

The Proposal is also not "otherwise significantly related" to the Company's business for purposes of Rule 14a-8(i)(5). In Lovenheim v. Iroquois Brands, Inc., 618 F. Supp. 554, 561 (D.D.C. 1985), the Court held that a proposal could be omitted if it was "ethically significant in the abstract but had no meaningful relationship to the company's business." While the Staff has required shareholder proposals relating to social issues to be included in the proxy materials of companies whose business related to the proposal (*see, e.g., Aon Corporation* (March 1997) (life and health insurance company; proposal relating to company investment policy vis-à-vis tobacco stocks)), the Staff has regularly issued no action letters under Rule 14a-8(i)(5) where there was no clear nexus between the shareholder proposal and the company's business. *See, e.g., BellSouth Corp.* (December 1996) (telecommunications company; proposal relating to slave labor in China); *Atlantic Richfield Company* (January 1997) (oil and gas company; proposal requesting report on economic and public relations costs to company of protests to investment in Myanmar).

The Proposal addresses the extent of the "health pandemic" (referring to the widespread occurrence of HIV/AIDS, Tuberculosis and Malaria) in Sub-Saharan Africa. The Proposal appears to suggest that the Company has an interest in the health pandemic for two reasons: (1) the health pandemic adversely impacts Company performance because of the lost productivity and high cost of employee turnover that may result from the disease and early death of Company employees; and (2) the health pandemic negatively impacts the economy of Sub-Saharan Africa, which in turn will adversely impact the Company's business. Neither of these proffered reasons is sufficient for purposes of Rule 14a-8(i)(5) to establish a significant relationship between the Proposal and the Company's business.

The Proponents' first suggestion – that the Company is an employer in Sub-Saharan African – is not sufficient under Rule 14a-8(i)(5) to establish a significant relationship between the Proposal and the Company's business. The only reference to the Company in the Proposal is as "one of the largest US-based private sector employers in Sub-Saharan Africa." Even if true, this unsupported statement is not sufficient to establish a significant connection between the Proposal and the Company's business. We do not believe, however, that the Proponents' statement is true. The Company has 1,836 employees in Sub-Saharan Africa. To put this figure in context, the Company's employee base in all of Sub-Saharan Africa equals just .00004% of South Africa's 43.8 million people. South Africa, in turn, is but one of the more than 20 countries in Sub-Saharan Africa. Although we recognize that objective percentages are not necessarily the test of whether the Proposal is "otherwise significantly related to the Company's business," we believe that this percentage indicator is persuasive in reaching a conclusion under Rule 14a-8(i)(5) that the Proposal may be excluded from our 2003 Proxy Materials.

To conclude that the size of the Company's employee base in Sub-Saharan Africa is not relevant to the analysis of the Proposal under Rule 14a-8(i)(5) would mean that any social issue existing in an area where a company has employees is "significantly related" to the Company's business. We do not believe this expansive interpretation of Rule 14a-8(i)(5) is correct, and we submit that the Company's status as an employer of 1,836 individuals in Sub-Saharan Africa is not sufficient to conclude that the Proposal is significantly related to the Company's business for purposes of the Rule.

The Proponents' second suggestion – that a social issue that adversely impacts the economy of a country or area necessarily means that such issue significantly relates to a company's business for purposes of Rule 14a-8(i)(5) – is tantamount to concluding that every such social issue is significantly related to every company's business. This abstract connection is precisely the type of argument that the Court in Lovenheim rejected and is not adequate to avoid the exclusion permitted under Rule 14a-8(i)(5).

Finally, it bears highlighting that PepsiCo manufactures and sells convenience foods and beverages, including primarily salty snacks and carbonated soft drinks. While we are certainly sympathetic to the people who suffer from HIV/AIDS, Tuberculosis and Malaria, we believe that the Company's businesses, which are based on the purchase and consumption of these products, are not directly related in any way to the health issues or diseases addressed by the Proposal.

Based on the foregoing, the Company respectfully requests the Division's concurrence with its decision to omit the Proposal from the Company's 2003 Proxy Materials, and further requests that we be notified of this. If you have any questions on this matter, you may telephone the undersigned at (914) 253-3281.

Please file-stamp and return one copy of this letter in the enclosed, self-addressed stamped envelope.

Very truly yours,



Robert E. Cox
Vice President, Associate General
Counsel and Assistant Secretary

Enclosures

Cc: (Via Certified Mail/Return Receipt Requested)

Congregation of the Sisters of Charity of the Incarnate Word
P.O. Box 230969
6510 Lawndale
Houston, TX 77223-0969
Attn: Sister Lillian Anne Healy, CCVI

Mennonite Mutual Aid
110 North Main Street
Post Office Box 483
Goshen, IN 46527
Attn: Mark A. Regier

School Sisters of Notre Dame Cooperative Investment Fund
Social Responsibility Office
336 East Ripa Avenue
St. Louis, MO 63125-2800
Attn: Susan Jordan, SSND

Sisters of Mercy of the Americas
2039 North Geyer Road
St. Louis, MO 63131
Attn: Sister Katherine Marie Glosenger, RSM

Sisters of St. Dominic of Calwell New Jersey
Office of Corporate Responsibility
52 Old Swartswood Station Road
Newtown, NJ 07860-5103
Attn: Patricia A. Daly

Wisconsin Province of the Society of Jesus
3400 West Wisconsin Avenue
P.O. Box 080288
Milwaukee, WI 53208
Attn: John Sealey

ASC Investment Group
1400 South Sheridan
Wichita, Kansas 67213
Attn: Sister Vicki Bergkamp, ASC

Attachment A

PEPSICO HIV-AIDS-TB-MALARIA EMPLOYER REPORT

WHEREAS:

HIV/AIDS, tuberculosis and malaria, major public health challenges undermining development in the poorest countries, accounted for approximately 10% of all deaths worldwide in 2001;

Twenty-five million people have died from AIDS since the early 1980's; 40 million people are currently infected with the HIV virus;

The World Health Organization estimates that, in developing countries, only 230,000 people of the 6 million who are sick enough to need antiretroviral medicines are receiving them. Half of them live in Brazil;

Sub-Saharan Africa is the most severely affected region in the world; only 10,000 of the 25 million Africans with HIV/AIDS are taking antiretroviral drugs;

Without drastically expanded prevention and treatment efforts, an estimated 68 million people will die of AIDS in the 45 most affected countries between 2000 and 2020;

The epidemic is increasingly recognized as a threat to social and political stability;

Tuberculosis, one of the world's leading infectious causes of death, takes 2 million lives a year and is a leading killer of people with HIV/AIDS. More than 1.5 million TB cases occur in Sub-Saharan Africa;

Malaria causes more than 300 million acute illnesses; approximately one million deaths occur annually, 90% in Sub-Saharan Africa, robbing the area of 6%-50% % of its economic strength;

Tuberculosis and Malaria are growing more difficult to treat because of the spread of drug-resistant strains;

Despite donation programs, international accords and public-private initiatives, poorest nations continue to suffer from lack of access to medicines;

Pepsico is one of the largest US-based private sector employers in Sub-Saharan Africa;

The UNAIDS Director has stated that far greater action is needed by both governments and private sector to ensure that treatment reaches those in greatest need; otherwise sustainable development will be impossible;

Comprehensive workplace health coverage is a source of effective prevention, voluntary counseling and testing, and treatment programs, including antiretrovirals for AIDS;

Anglo-American P.L.C. has recently announced free antiretroviral therapy for its HIV-positive employees. Other companies, e.g., Debswana and Daimler Chrysler South Africa have similar programs;

A healthy trained work force is good for business and for workers. The Dec. 2001 Report of the WHO Commission on Macroeconomics and Health highlights the fact that:

Disease is a factor in keeping poor countries poor.
Disease cuts the life span of workers and reduces productivity.
Illnesses and early death of workers result in increased company training costs.
Pandemic disease discourages tourism & investment.

THEREFORE BE IT RESOLVED: Shareholders request the Board of Directors to:
Report on: The effect of the health pandemic on the company's operations in Sub-Saharan Africa.
The Company's response to the pandemic.
The Report would be made available to shareholders by October 2003 (omitting proprietary information and at reasonable cost).

SUPPORTING STATEMENT:
We believe that concrete action on the part of employers is an important part of the world's response to this global tragedy. It also enhances our company's public image of caring and responsibility.

Please vote FOR this resolution.

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel: (941) 349-6164 Email: pmneuhauser@aol.com

January 30, 2003

RECEIVED
2003 JAN 30 PM 3:40
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to PepsiCo, Inc.

Via fax

Dear Sir/Madam:

I have been asked by Mennonite Mutual Aid, the Sisters of Charity of the Incarnate Word, the School Sisters of Notre Dame Cooperative Investment Fund, the Sisters of Mercy of the Americas (St. Louis Province), the Sisters of St. Dominic of Caldwell New Jersey, the Society of Jesus (Jesuits) (Wisconsin province) and the Adorers of the Blood of Christ (who are jointly referred to hereinafter as the "Proponents"), each of which is a beneficial owner of shares of common stock of PepsiCo, Inc. (hereinafter referred to as "Pepsi" or the "Company"), and who have jointly submitted a shareholder proposal to Pepsi, to respond to the letter dated December 26, 2002, sent to the Securities & Exchange Commission by the Company, in which Pepsi contends that the Proponents' shareholder proposal may be excluded from the Company's year 2003 proxy statement by virtue of Rule 14a-8(i)(5).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Pepsi's year 2003 proxy statement and that it is not excludable by virtue of the cited rule.

The proposal calls for a report by the Company, one of the largest American-based employers in southern sub-Saharan Africa (with 1,836 employees there), on the impact on the Company of the AIDS epidemic in sub-Saharan Africa.

RULE 14a-8(i)(5)

Rule 14a-8(i)(5) permits a registrant to exclude a shareholder proposal if the proposal relates to an aspect of its business that is not economically significant. However, the Rule further states that even if the proposal is not economically significant, it nevertheless cannot be excluded from the company's proxy statement if it "otherwise significantly related" to the issuer's business. The Company has argued that the proposal has "no clear nexus" to its business, despite the fact that the proposal calls for a report on two matters: viz., (i) the effect of the epidemic "on the company's operations" in the region and (ii) the Company's response to this. Not surprisingly, the Staff has recently rejected an identical argument made by another registrant. *Caterpillar Inc.* (January 3, 2003). This Staff position is not in the least surprising because not only does the Company represent one of the largest American economic presences in sub-Saharan Africa, but the epidemic has had, and will have, a major impact on the economies of the area (and consequently on the companies operating) and, even more dramatically, on the availability of an efficient and healthy work-force. Indeed, the seriousness of the problem was underlined by President Bush's State of the Union message delivered January 29, 2003 wherein he made the combating of AIDS in sub-Sahara Africa one of only a couple of new initiatives announced, calling for a $15 billion program over five years, saying:

> Today, on the continent of Africa, nearly 30 million people have the AIDS virus including three million children under the age of 15. There are whole countries in Africa where more than one-third of the adult population carries the infection. . .
>
> And to meet a severe and urgent crisis abroad, tonight I propose the Emergency Plan for AIDS Relief, a work of mercy beyond all current international efforts to help the people of Africa.

For the foregoing reasons, the Proponents' shareholder proposal is not excludable by virtue of Rule 14a-9(i)5).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,



Paul M. Neuhauser
Attorney at Law

cc: Robert E. Cox, Esq.
All proponents
Sister Pat Wolf

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 4, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PepsiCo, Inc.
Incoming letter dated December 26, 2002

The proposal requests that the board of directors report on the effect of the health pandemic on PepsiCo's operations in Sub-Saharan Africa and its response to the pandemic.

We are unable to concur in your view that PepsiCo may exclude the proposal under rule 14a-8(i)(5). That provision permits the omission of a proposal if it relates to operations which account for less than 5% of the registrant's total assets, net earnings, and gross sales, and is not otherwise significantly related to the registrant's business. We are of the view that the proposal is "otherwise significantly related" to PepsiCo's business. Accordingly, we do not believe that PepsiCo may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

Sincerely,

Jeffrey B. Werbitt
Attorney-Advisor